Mail Stop 3561

October 19, 2007

Mr. Vasilios Koutsobinas
Chief Executive Officer
ICT Technologies, Inc.
181 Westchester Avenue
Port Chester, New York 10573

> **RE:** **ICT Technologies, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2007 and June 30, 2007**
> **Filed July 25, 2007, August 16, 2007 and August 17, 2007**
> **File No. 0-29805**

Dear Mr. Koutsobinas:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2006

Financial Statements, page F-1

General

1.	In light of your disclosures throughout the document, including your disclosure on page 13 that you are still in the development stage, please tell us in detail your consideration of the applicability of the financial accounting and reporting requirements in SFAS 7 with respect to development stage enterprises. We may have further comment.

Item 8A. Controls and Procedures, page 24

2.	We note that your certifying officers concluded your disclosure controls and procedures are effective, other than reporting timely. Please revise your disclosure to delete this qualification and to provide an unqualified conclusion as to the effectiveness of your disclosure controls and procedures.

3.	Please revise your disclosure regarding changes in internal control over financial reporting to identify any changes that occurred *during your last fiscal quarter* that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Similarly, revise your disclosure in Item 3 of Part I in Forms 10-QSB for the fiscal quarters ended March 31, 2007 and June 30, 2007 to include this disclosure. See Item 308(c) of Regulation S-B.

Exhibits 31.1 and 31.2

4.	Please revise your certifications to read exactly as set forth in Item 601(b)(31) of Regulation S-B. In particular, eliminate reference to the Chief Executive Officer and Chief Financial Officer's titles in the introductory paragraph, revise paragraphs 2 and 3 to say "report" rather than "annual report," revise paragraph 4 to reference the appropriate Exchange Act rules and revise paragraphs 4 and 5 to refer to the "small business issuer's" certifying officers rather than the "registrant's" certifying officers. Please make conforming revisions to the certifications included in Forms 10-QSB for the fiscal quarters ended March 31, 2007 and June 30, 2007.

Forms 10-QSB for Fiscal Quarters Ended March 31, 2007 and June 30, 2007

Item 3. Controls and Procedures

5. Please revise to disclose your certifying officers' conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Also, we note that you designed your disclosure controls and procedures to provide "only reasonable assurance" of achieving the desired control objectives. Therefore, please ensure you indicate whether your disclosure controls and procedures are effective at the "reasonable assurance" level.   Please refer to Part II.F.4 of Final Rule Release 33-8238 for guidance.

Exhibits

6. Please file your Rule 13a-14(a)/15d-14(a) certifications and your list of subsidiaries as exhibits to your Form 10-QSB. Refer to Item 601 of Regulation S-B.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

    You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

                                    Sincerely,

                                    William Thompson
                                    Branch Chief